Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY HORTONWORKS, INC.: HORTONWORKS-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

November 24, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Patrick Gilmore, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant
Edwin Kim, Attorney-Advisor

Re:	Hortonworks, Inc.
Registration Statement on Form S-1
File No. 333-200044

Ladies and Gentlemen:

We are submitting this letter on behalf of Hortonworks, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-200044) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED

BY HORTONWORKS, INC.

Securities and Exchange Commission

November 24, 2014

The purpose of this letter is to notify the Staff that the lead underwriters for the offering have advised the Company that they expect to recommend a price range between $[****]1 and $[****]2 per share (the “Preliminary IPO Price Range”). The Company expects to include the actual price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s roadshow process. The Company expects the actual price range to be within the Preliminary IPO Price Range, and confirms that the actual price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The valuation of the Company’s common stock of $9.88 per share, as determined by the Company’s Board of Directors on October 13, 2014, reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts. [****]3

* * * * *

[1]	[****]–Confidential Treatment Requested by Hortonworks, Inc.
[2]	[****]–Confidential Treatment Requested by Hortonworks, Inc.
[3]	[****]–Confidential Treatment Requested by Hortonworks, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY HORTONWORKS, INC.

Securities and Exchange Commission

November 24, 2014

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3139.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Richard A. Kline
Richard A. Kline

cc:	Robert Bearden, Hortonworks, Inc.

David M. Howard, Hortonworks, Inc.

Craig M. Schmitz, Goodwin Procter LLP

Bradley C. Weber, Goodwin Procter LLP

John L. Savva, Sullivan & Cromwell LLP